Sub-Item 77Q2

Nuveen Quality Income Municipal Fund, Inc.
33-40124, 811-06303


Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the Form 4 reports, Statement of Changes in Beneficial Ownership, on behalf of the officer listed below were filed late on April 14, 2009, accession number
0001225208-09-010290, June 2, 2009, accession number
0001225208-09-013568 and June 15, 2009, accession number
0001225208-09-014221.

There are no greater than ten-percent
shareholders of the Fund.


OFFICER:

Thomas C. Spalding, Jr.